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                 June 14, 2021

       Michelle Bushore
       Chief Legal Officer and General Counsel
       Realty Income Corporation
       11995 El Camino Real
       San Diego, CA 92130

                                                        Re: Realty Income
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on June 4,
2021
                                                            File No. 333-256772

       Dear Ms. Bushore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at (202)551-3034 or Brigitte Lippmann at (202)551-
       3713 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Darren J. Guttenberg